Exhibit 99.1

Baosheng Media Group Holdings Limited Receives Nasdaq Notice Regarding Minimum Bid Price Deficiency

BEIJING, Sept. 15, 2026 (GLOBE NEWSWIRE) — Baosheng Media Group Holdings Limited (NASDAQ: BAOS) (“Baosheng” or the “Company”) today announced that on September 10, 2026, it received a deficiency letter (the “Notice”) from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The Notice informed the Company that, based upon the closing bid price of the Company’s ordinary shares (the “Ordinary Shares”) over the 30 consecutive business day period between July 27, 2026 and September 9, 2026, the Company is not in compliance with the requirement to maintain a minimum bid price of $1.00 per Ordinary Share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notice has no immediate effect on the continued listing status of the Ordinary Shares on The Nasdaq Capital Market. The Company has been provided a compliance period of 180 calendar days from the date of the Notice, or until March 9, 2027, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). If at any time before March 9, 2027, the closing bid price of the Ordinary Shares reaches or exceeds $1.00 per share for a minimum of 10 consecutive business days, subject to the Staff’s discretion to require a longer period, the Staff will provide written notification that the Company has achieved compliance with the Minimum Bid Price Requirement, and the matter will be closed. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to March 9, 2027, in order to regain compliance.

If the Company does not regain compliance with the Minimum Bid Price Requirement during the initial 180-calendar-day period, the Company may be eligible for an additional compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to the Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company intends to actively monitor the closing bid price of the Ordinary Shares and will evaluate available options to regain compliance with the Minimum Bid Price Requirement. However, there can be no assurance that the Company will regain compliance during the initial 180-day compliance period, secure a second compliance period or maintain compliance with the other Nasdaq Listing Rules.

About Baosheng Media Group Holdings Limited (NASDAQ: BAOS)

Baosheng is a native performance-marketing solutions provider focused on short-form video and social-media platforms. The Company is continuing its transition toward an AI-powered short-form video marketing technology platform. Through its proposed BAOS-AI platform, the Company is developing core capabilities in content generation, intelligent media placement, digital-human livestreaming, intelligent user insights, and AI-enabled overseas marketing. Baosheng Group aims to establish itself as a differentiated, vertically focused AI marketing technology company for short-form video within the U.S. public-equity market.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

Celestia Investor Relations
Dave Leung
Email: investors@celestiair.com